Exhibit D-5

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section modifies the information about the Republic contained in Exhibit D to the Form 18-K, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in Exhibit D to the Form 18-K, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in Exhibit D to the Form 18-K.

GENERAL

The Republic’s GDP increased by 3.5% in the fourth quarter of 2016. See “— Economic Developments”.

In 2015, there were a series of raids against opposition media outlets and businesses associated with the U.S.-based Islamic cleric Fethullah Gulen throughout Turkey. For example, in January 2015, several policemen were arrested for illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gulen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive, Akin Ipek. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with alleged links to Fethullah Gulen. On October 26, 2015, an Ankara court appointed administrators to take control of Koza İpek Holding, which the Ankara Chief Public Prosecutor’s Office identified as a Gulen-associated business. On March 23, 2016, a court in Istanbul appointed trustees to run the Feza media group, which owns the Zaman Daily and Cihan News Agency. The court accused the Feza media group of supporting the movement of Fethullah Gulen.

On July 15, 2016, a coup was attempted in Turkey against the Government by a faction within the army that is linked to the Gulen movement (which was officially designated by the Government as a terrorist group called FETÖ). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, around 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On October 3, 2016, the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. On January 3, 2017, the Parliament again approved an extension of the state of emergency by a further three months. On April 18, 2017, the Parliament again approved an extension of the state of emergency by three months.

As of December 15, 2016, public prosecutors have taken legal action against approximately 100,000 people in connection with the failed coup. Of those detained, a substantial number have been military personnel (approximately 10,000 people, including 178 generals). Around 40,000 people have been arrested as of December 15, 2016, including police officers, soldiers, judiciary members, members of Parliament, local administrators and civilians. As of December 30, 2016, nearly 120,000 government officials have been fired or suspended from various public institutions, including approximately 3,000 judges and prosecutors, deans of all universities have been asked to resign and the licenses of approximately 21,000 teachers working at private institutions have been terminated due to their alleged links to the Gulen movement. In addition, more than 100 media outlets have been closed, such as newspapers, TV channels, radio stations and magazines and more than 100 journalists have been detained or arrested. Following the coup, there have also been raids on businesses with suspected links to the Gulen movement, greater civilian control of the military, a planned overhaul of military hierarchy and command structure and the release of prisoners to increase capacity of prisons to house those arrested for their involvement in the failed coup. On September 28, 2016, prosecutors in Istanbul decided to include Ergenekon, Balyoz, and Military Espionage investigations and prosecutions, which saw the arrest and trial of hundreds of mostly military personnel, in the main July 15, 2016 coup attempt investigation, on the basis that these earlier investigations and prosecutions may have been conducted by members of the Gulenist movement and may have constituted preparatory actions for the coup. On November 22, 2016, 157 government officials who had previously been suspended returned to their respective positions. On November 25, 2016, around 6,000 teachers who had previously been suspended returned to their jobs. Later, on December 2, 2016 around 3,500 more suspended teachers returned to their jobs. On January 7, 2017, three new decrees were published in the Official Gazette. According to these decrees around 300 military personnel, 2,500 civil servants, 2,700 police officers and 650 people working at universities have been dismissed from their jobs. On January 23, 2017, four new decrees were published in the Official Gazette. According to these decrees, 367 civil servants have been dismissed from their jobs, 124 suspended civil servants have returned to their jobs and two media organizations have been closed. In addition, a new commission has been established to evaluate and make decisions about applications related to operations made within the scope of the decree laws. Additionally, the duration of custody, which was extended to 30 days pursuant to a previous decree, has also been reduced to seven days, although the regulation will not be applied to people who are already in custody. On February 7, 2017, a decree was issued ordering the dismissal of 4,464 public officials, including 330 academic personnel from several universities. On March 30, 2017, a decree was issued ordering reinstatement of 416 civil servants who were previously dismissed. Since April 16, 2017, more than 1,000 people have been detained, over 9,100 police officers have been suspended and arrest warrants have been issued for more than 3,000 people on suspicion of links to the Gulen movement. On April 29, 2017, a decree was issued ordering the dismissal of 3,974 public officials including academic and military personnel, while 731 previously detained officials have returned to their positions.

On April 27, 2016, a suicide bomber detonated an explosive in the north-western Turkish city of Bursa. On May 2, 2016, the Minister of Interior, Efkan Ala, announced the identity of the suicide bomber to be a member of the PKK. Since May 2016, dozens of police officers, soldiers and civilians have been killed and hundreds of people wounded in several terrorist bomb attacks carried out by the PKK in the eastern part of Turkey. On August 25, 2016, the main opposition Republican People’s Party (“CHP”) leader, Kemal KIlIçdaroğlu, and his convoy were attacked by a group of PKK militants in the north-eastern province of Artvin. One soldier, who was guarding him, was killed by the militants while two others were injured.

On May 20, 2016, Turkey’s legislature voted to lift the immunity of 138 deputies from all parties, including 46 of the 59 deputies of the Kurdish Peoples’ Democratic Party, who face potential prosecution on allegations such as supporting terrorism. On June 8, 2016, President Erdoğan approved lifting of the deputies’ immunity.

On June 28, 2016, three suicide attackers armed with guns and bombs attacked Atatürk Airport in Istanbul. More than 40 people were killed, in addition to the three attackers, and more than 250 people were injured. President Erdoğan blamed DAESH (a synonym for the Islamic State terrorist group ISIS/ISIL) for the attack and called on the international community to make the attack a turning point in the global fight against terrorism. The airport became operational within a few hours after the attack.

On August 20, 2016, a suicide bomber targeted a wedding ceremony in Gaziantep. A total of 54 people were killed while 66 people were injured in the attack. While there has been no claim of responsibility, President Erdoğan has said that DAESH is the primary suspect for the attack.

On December 10, 2016, a car bomb outside a soccer stadium followed by a suicide bomb attack in an adjacent park killed 44 people and more than 150 people were wounded. Kurdistan Freedom Falcons (“TAK”), a terrorist group affiliated with PKK, claimed responsibility for the bombings.

On December 17, 2016, a car bomb near a public bus which was transporting off-duty soldiers in Kayseri killed 14 soldiers and more than 50 people were wounded. TAK claimed responsibility for this bombing.

On January 1, 2017, a single gunman attacked a nightclub in Istanbul and killed 39 people and injured 69 more. DAESH claimed responsibility for the attack, which has been called an act of terrorism by the Government.

On January 5, 2017, a police officer and an officer of the court were killed after a car bomb detonated near the main courthouse in the western coast city of Izmir.

As of February 16, 2017, 11 lawmakers from the Peoples’ Democratic Party, including its co-chairs Selahattin Demirtas and Figen Yüksekdağ, have been arrested as a result of a probe that was launched against 14 of the party’s lawmakers over alleged links to the terrorist group PKK.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. The package of constitutional amendments will allow the winner of the November 2019 presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately.

Some of the most important articles related to the executive presidential system are as follows:

•	Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•	Article 87. The functions of the Parliament are to:

•	prepare, change, and remove laws;

•	accept international contracts;

•	discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly;

•	appoint seven members of the Council of Judges and Prosecutors (“HSK”); and,

•	exercise other powers in the constitution.

•	Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•	Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•	The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors.” The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, will remain the same.

On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of April 24, 2017, 252,061 Syrian refugees occupied accommodation centers throughout Turkey. As of March 2017, the Republic had spent approximately U.S.$25 billion for Syrian refugees in Turkey.

On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of all irregular migrants, accelerating the visa-liberalization process for Turkish citizens and sharing the work of hosting Syrian refugees. According to the agreement, the EU will allocate €6 billion (U.S.$6.6 billion) for reducing illegal migration and making passage to Europe safe. On April 4, 2016 the agreement went into effect and the first group of Syrian refugees arrived in Germany from Istanbul while the first group of migrants, including Syrian refugees, returned to Turkey from Greece. Since the implementation of the agreement, the Turkish Parliament has approved the entry into force of the provisions of the agreement and the relevant law was signed by the President’s office on May 18, 2016. Since May 2, 2016, a Turkish liaison officer has also been stationed with Europol. Turkish authorities have set up units on migrant smuggling and human trafficking and are taking legislative steps to put in place higher penalties for smugglers. The Republic and the EU have been in discussions regarding visa-free travel for Turkish citizens, if the Republic fulfills a set of conditions, including revising its legislation and practices on terrorism in line with European standards. On March 11, 2017, Turkey announced that deals with the European Union, including an agreement on stemming the flow of migrants, would be jeopardized if the European Union failed to implement promised visa liberalization.

On November 24, 2016, the European Parliament voted to suspend talks with Turkey on European Union membership due to the Government’s actions in response to the coup attempt in July 2016. The resolution was passed with 479 votes in favor, 37 against and 107 abstentions. The vote is not binding, since the decision ultimately rests with the governments of the European Union’s member countries. On December 13, 2016, EU Foreign Ministers rejected the call by the European Parliament to freeze the accession process of Turkey, hence the membership process is still ongoing. On April 25, 2017, the Parliamentary Assembly of the Council of Europe (“PACE”) decided to reinstate monitoring procedures in Turkey, a process it had discontinued in 2004.

On December 10, 2015, the Republic announced a structural reform agenda (the “Economic Reform Agenda”). The main objectives of the structural reform agenda are reaching a high-income level with strong and sustainable growth and ‘Inclusive Growth’ which will enable all parts of Turkish society to benefit from strong and sustainable growth. In June 2016, the Government introduced a comprehensive package of economic reforms to improve the investment climate in Turkey, proposing a range of new legal amendments to eliminate obstacles faced by foreign direct investors and to ease employment restrictions on foreigners. On August 10, 2016, the Parliament, in an effort to boost domestic savings, approved a new law that will require workers under the age of 45 to be automatically enrolled in a private pension plan. On August 26, 2016, the Parliament approved a bill to set up a sovereign wealth fund to finance large projects in Turkey and ease the burden of Turkish banks. The new wealth fund, with initial capital of TL 50 million, which will be paid out of Turkey’s privatization fund, may get additional financing from the Government’s asset sales program, cash surpluses from the privatization fund and other government institutions. On February 5, 2017, many public assets and the Turkish Treasury’s shares in several companies, including Ziraat Bankasi, Borsa Istanbul and Turk Telekom, were transferred to the sovereign wealth fund, a joint stock company, which is a private law legal entity and affiliated with the Prime Ministry. In addition, on February 6, 2017, the Privatization Administration made a public disclosure that its shares in Turkish Airlines and Halkbank will be transferred to the sovereign wealth fund. On February 12, 2017, stakes in Izmir Port, which has been in the Republic’s privatization portfolio since 2007, were transferred to the sovereign wealth fund, in a bid to help finance infrastructure projects.

On October 4, 2016, the Government announced the Medium Term Program, which sets targets for medium-term macroeconomic indicators for the period covering 2017-2019. Under the Medium Term Program, the Government announced that the real GDP growth target was 3.2% for 2016, 4.4% for 2017 and 5.0% for 2018 and 2019. The primary balance to GDP ratio target is a 1.2% deficit for 2016, a 0.6% deficit for 2017, 0.0% for 2018 and a 0.9% surplus for 2019. In addition, the central government budget deficit to GDP ratio target was 1.6% for 2016, 1.9% for 2017, 1.6% for 2018 and 1.3% for 2019. The current account deficit to GDP ratio target was 4.3% for 2016, 4.2% for 2017, 3.9% for 2018 and 3.5% for 2019. The Government also indicated that the unemployment rate was expected to be 10.5% as of the end of 2016.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Credit Guarantee Fund was established, which fund is authorized to make loans of up to TL 250 billion (U.S.$73 billion). The Government will also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. In addition to this, value added tax (“VAT”) for construction investments will be refunded for 2017 as an additional resource for construction projects. The Government also announced that social security premiums in the first quarter of 2017 will be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 10, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

In accordance with EU Regulation 462/2013 (“CRA3”), Fitch and Standard & Poor’s have announced the dates for their respective releases of solicited and unsolicited sovereign credit rating actions with respect to Turkey. Fitch announced its release dates as January 27, 2017 and July 21, 2017, and Standard & Poor’s announced its release dates as May 5, 2017 and November 3, 2017. As Moody’s no longer rates Turkey from its European offices and is thus not required to publish a calendar by regulation, Moody’s has not published its calendar for Turkey.

On March 10, 2017, the UN Human Rights Office published a report detailing allegations of numerous human rights violations committed between July 2015 and December 2016 in southeast Turkey.

In 2017, Turkey withdrew its participation in certain 2017 NATO projects with NATO partner countries, including political events and military drills.

Mehmet Hakan Atilla, a senior executive at Türkiye Halk BankasI AŞ. (a Turkish state owned bank), was arrested in the U.S. on March 28, 2017, on charges of conspiring to evade trade sanctions on Iran.

POLITICAL CONDITIONS

On May 5, 2016, the Republic’s former Prime Minister Mr. Ahmet Davutoğlu announced his resignation. On May 22, 2016, the ruling Justice and Development Party held an extraordinary congress and elected Mr. Binali YIldIrIm as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Mr. Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, Mr. YIldIrIm formed the 65th Turkish government.

Following the election of Prime Minister Binali Yildirim in May 2016, the Government has indicated that it will focus on revising the constitution and newly elected Prime Minister Binali Yildirim has indicated that he is supportive of a presidential model.

On May 24, 2016, Prime Minister Binali Yildirim announced members of the new cabinet, including nine new ministers and four re-seated ministers. Deputy Prime Minister in charge of Economic and Financial Affairs Mr. Mehmet Şimşek and Minister of Finance Mr. Naci Ağbal retained their posts.

On August 31, 2016, Minister of Interior Efkan Ala resigned and Minister of Labor and Social Security Süleyman Soylu replaced him. The former Minister of Health Mehmet Müezzinoğlu was appointed as Minister of Labor and Social Security.

The following table sets forth the composition of the Assembly by total number of seats as of April 27, 2017:

Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	133
Peoples’ Democratic Party (HDP)	58
Nationalist Action Party (MHP)	36
Independent	5

Total	549

Source: The Grand National Assembly of Turkey

INTERNATIONAL RELATIONS

On March 15, 2016, the fifth Turkey and Azerbaijan High Strategic Cooperation Council meeting was held in Ankara. During the meeting, six cooperation agreements were signed alongside a declaration to increase efforts to complete the Trans Anatolian Pipeline Project before the scheduled date.

On March 16, 2016, Turkey ratified the new Trade Facilitation Agreement, becoming the 71st World Trade Organization member to do so.

On April 14, 2016, the European Parliament released a report criticizing Turkey over democracy, human rights and the rule of law while calling for an end to military operations in the Kurdish populated southeast. On April 15, 2016, Turkey’s European Union Affairs Minister announced that the report is considered null and void and stated that it would be sent back to the European Parliament.

In December 2016, the European Commission asked the European Council for a mandate to launch talks with Turkey to modernize and extend the EU-Turkey Customs Union agreement, which had been established in 1995.

On January 28, 2017, Theresa May, Prime Minister of the United Kingdom, in her first official visit to Ankara, met with President Erdoğan and Prime Minister Binali YIldIrIm to discuss several issues, including the fight against terror and the situation in Syria and to strengthen bilateral relations. During the meetings, both countries signed a contract that sets a new framework for cooperation and dialogue in defense.

Between March 2, 2017 and March 11, 2017, the German local authorities canceled several rallies at which Turkish ministers were to address Turkish citizens living in Germany about Turkey’s upcoming referendum on constitutional changes.

On March 10-11, 2017, the Dutch government barred Turkish ministers from attending rallies and addressing Turkish citizens living in the Netherlands for Turkey’s upcoming referendum and cracked down on protests against the barring of the ministers. On March 13, 2017, Turkey sent two diplomatic notes to the Dutch government protesting the incidents and demanding that the Dutch government investigate the incidents and inform Turkey of the results of the investigation. On March 13, 2017, Turkey also announced a series of sanctions against the Netherlands, including suspending high-level political discussions between the two countries, closing Turkish airspace to Dutch diplomats, and barring the Dutch ambassador to Ankara.

United States

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gulen, a Pennsylvania-based preacher accused of masterminding the failed military coup in Turkey on July 15, 2016. On August 2, 2016, Turkey filed a second request for the extradition of Fethullah Gulen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition of Fethullah Gulen with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease the tensions between Turkey and the United States over the extradition of Fethullah Gulen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views.

On February 7, 2017, President Erdoğan and U.S. President Donald Trump held a telephone conversation for the first time since U.S. President Donald Trump took office in January 2017. During the conversation, both leaders expressed commitment to the Turkish-U.S. alliance and close partnership, especially on counter-terrorism efforts.

On April 18, 2017, President Erdoğan and U.S. President Donald Trump held a telephone conversation, during which both leaders agreed to increase bilateral cooperation and partnership in Syria and Iraq, and the fight against the PKK.

Russia

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border that had violated Turkish air space after being repeatedly warned to change its course. After the incident, relations between Turkey and Russia deteriorated. Russia imposed some economic sanctions on Turkey, including a ban on the import of some Turkish foods, a ban on Russian tourists visiting Turkey, and a ban on charter flights to Turkey. Russia also announced an end to visa-free travel for Turks to Russia and terminated the extension of labor contracts for Turks working there. On December 30, 2015, Russia broadened its sanctions against Turkey, which included restricting new Turkish construction and curbing tourism activities in Russia.

On June 27, 2016, President Erdoğan sent a letter to Russian President Vladimir Putin expressing regret for the downing of the Russian warplane in order to commence the process of overcoming the crisis in bilateral relations. On June 29, 2016, both leaders held a telephone conversation, during which both parties emphasized the importance of normalizing relations between the two countries. On June 30, 2016, Russia started the implementation of a government order to lift the ban on charter flights to Turkey.

On August 9, 2016, President Erdoğan met with Russian President Vladimir Putin in St. Petersburg to discuss reinforcing bilateral relations, where Turkey and Russia agreed to establish a joint investment fund and increase cooperation in the defense sector.

On August 28, 2016, the Russian government stated that its ban on charter flights from Russia to Turkey, which it had announced on November 28, 2015, would no longer be in effect. These charter flights bring the majority of tourists from Russia to Turkey.

On September 15, 2016, the Turkish and Russian military chiefs came together in Ankara to seek a joint perspective on contentious issues in the Middle East. The meeting came after Russia’s top general arrived in Ankara for the first time in 11 years.

On October 10, 2016, Turkey agreed to sign a joint investment fund with Russia. The U.S.$1 billion fund aims to boost relations in many areas such as tourism, energy, agriculture and transport.

On October 10, 2016, Turkey and Russia signed an intergovernmental agreement for the Turkish Stream natural gas pipeline project in Istanbul.

On December 19, 2016, the Russian Ambassador to Turkey, Andrey Karlov, was shot and killed in Ankara by an armed assailant who was later killed by security forces. After the attack, President Erdoğan spoke to Russian President Vladimir Putin by telephone and both leaders agreed it was an act of provocation, aimed at deteriorating the recently normalized relations between the two countries.

On January 12, 2017, Turkey and Russia signed an agreement to specify mechanisms for coordination and cooperation with respect to flight safety of the Russian Aerospace Forces and the Turkish Air Force during offensives against terrorist targets in Syria.

On February 9, 2017, three Turkish soldiers were accidentally killed and 11 Turkish soldiers were wounded by a Russian jet during airstrikes against DAESH in northern Syria’s Al-Bab region. After the incident, Russian President Vladimir Putin expressed his condolences to President Erdoğan over the incident.

On March 9, 2017, Prime Minister Binali YIldIrIm and Russian Prime Minister Dmitry Medvedev held a telephone conversation ahead of President Erdoğan’s official visit to Moscow on March 10, 2017. During the conversation, the Russian Prime Minister confirmed that he had signed a decree lifting sanctions imposed by Russia on some Turkish agricultural products.

On March 10, 2017, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting. Prior to the HLCC meeting, President Erdoğan and Russian President Vladimir Putin held a one-on-one meeting, during which both leaders discussed bilateral relations and regional developments. Following the HLCC meeting, which was held under the co-chairmanship of President Erdoğan and President Putin, the two countries signed a number of documents, including an intergovernmental mid-term trade, economic, scientific, technical and cultural cooperation program for 2017–2020, several memorandums of understanding, and an agreement between the Turkey Wealth Fund and the Russian Direct Investment Fund to establish a joint investment fund. The two countries also agreed to lift work permit sanctions against Turkish nationals and businesses.

On May 3, 2017, President Erdoğan met with Russian President Vladimir Putin in the Russian city of Sochi to discuss bilateral relations as well as regional and international issues, where both leaders confirmed that bilateral relations have been fully restored. During the meeting, both parties agreed to lift all restrictions, except for the general visa regime and special agreements on tomatoes.

Cyprus

On April 5, 2016, the prime minister of the Turkish Cypriot administration submitted the resignation of his government following the withdrawal of the government’s coalition partner. Turkish Cypriot President Mustafa AkIncI has assigned National Unity Party Chairman Hüseyin Özgürgün to form a new government. On April 18, 2016, the new cabinet, which was formed by the National Unity Party leader Hüseyin Özgürgün and the Democrat Party leader Serdar Denktaş with the support of the independent deputies, was approved by President Mustafa AkIncI.

Syria

On February 14, 2016, Saudi military jets landed at Turkey’s Incirlik air base in the southern Adana province to carry out missions against DAESH.

On August 24, 2016, Turkey launched a major military operation called “Operation Euphrates Shield” with U.S. and Russian support in Syria in an effort to improve security, support coalition forces and eliminate the terror threat along Turkey’s border. “Operation Euphrates Shield” is consistent with Turkey’s right to self-defense arising from international treaties and a mandate given to Turkey’s armed forces by the Parliament in 2014, which was extended for another year in October 2016. On February 24, 2017, the Turkish Army announced that Turkey-backed FSA rebels gained full control of Syria’s al-Bab as part of the Operation Euphrates Shield. On March 29, 2017, the National Security Council announced that Operation Euphrates Shield had been concluded.

On December 29, 2016, President Erdoğan and Russian President Vladimir Putin held a telephone conversation to discuss a cease-fire agreed by Syrian President Bashar al-Assad’s regime and opposition groups. On December 30, 2016, the nationwide cease-fire in Syria took effect at midnight local time after an agreement was brokered between Turkey, Russia, and Syrian President Bashar al-Assad’s regime. Within the scope of the cease-fire, the warring parties pledged to stop armed attacks, from land or air, and not to expand territories against each other. Turkey announced that Turkey and Russia would act as guarantor countries in support of the cease-fire and that groups designated as terrorists by the United Nations Security Council would fall outside the brokered cease-fire.

On January 5, 2017, Minister of Foreign Affairs Mevlüt Çavuşoğlu announced that negotiations to find a political resolution to the six-year war in Syria would begin in the Kazakh capital of Astana on January 23, 2017. On January 12, 2017, President Erdoğan and Russian President Vladimir Putin held a telephone conversation to discuss the preparations for the Astana meeting and bilateral issues. On January 13, 2017, officials from Turkey, Russia and Iran met in Moscow in preparation for the Astana meeting and agreed to accelerate the political resolution process in Syria.

On January 23-24, 2017, meetings in Astana, Kazakhstan were held with representatives of Turkey, Russia, Iran, Syrian President Bashar al-Assad’s regime, and opposition groups, as well as the UN special envoy to Syria and the U.S. Ambassador to Kazakhstan. During the meetings, Turkey, Russia, and Iran agreed to establish a trilateral mechanism to observe and ensure full compliance with the cease-fire in Syria. On February 6, 2017, a technical meeting was held in Astana with the attendance of experts from Turkey, Russia, Iran, Jordan, and the UN to discuss the implementation and enforcement of the cease-fire in Syria. On March 14-15, 2017, the third round of meetings in Astana were held, during which all parties agreed that Iran would join Turkey and Russia as an official guarantor of the cease-fire in Syria.

Israel

On June 27, 2016, Turkey and Israel signed a reconciliation agreement to re-start the normalization of bilateral relations after a six-year hiatus. According to the reconciliation agreement, Israel will transfer $20 million to a humanitarian fund that will compensate the families of the Turkish nationals killed and wounded during a 2010 Gaza flotilla raid on the Mavi Marmara. In addition to compensation, Israel has agreed to allow Turkey to build infrastructure projects in Gaza and to transfer unlimited humanitarian aid to Gaza through the Ashdod Port. On August 31, 2016, President Erdoğan approved the procedural agreement regarding compensation between Turkey and Israel.

On October 13, 2016, the Turkish and Israeli energy ministers held a meeting in Istanbul, during which both parties agreed to establish a dialogue examining the possibility of a project to bring natural gas from Israel to Turkey and from Turkey to Europe. The meeting was the first official ministerial level meeting between the two countries in the past six years since the normalization of bilateral relations. In November 2016, Turkey and Israel held their first working-level dialogue to begin discussions on technical details for building a natural gas pipeline from Israel to Turkey.

On November 15, 2016, Israel appointed its first ambassador to Turkey since 2010, following restoration of diplomatic ties. On November 16, 2016, President Erdoğan announced Turkey’s new ambassador to Israel, marking the first time the two countries have exchanged ambassadors in six years. On December 7, 2016, Turkey’s new ambassador was officially appointed.

On December 9, 2016, a court in Istanbul dismissed the case against four Israeli military officers who were being tried in absentia in connection with the Gaza flotilla raid on the Mavi Marmara.

ECONOMIC DEVELOPMENTS

On December 12, 2016, the Turkish Statistical Institute completed the revision work on the Republic’s National Accounts in accordance with the European Union Regulations (ESA-2010) and started to publish quarterly GDP by production, expenditure and income approaches. The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2016 Q1	2016 Q2	2016 Q3	2016 Q4	2016
1.	A- Agriculture, forestry and fishing	2.6	4.3	11.3	5.6	6.1
2.	BCDE- Industry	20.9	20.4	17.8	20.0	19.7
3.	F- Construction	8.2	9.6	8.6	8.7	8.8
4.	GHI- Services	21.9	21.4	20.3	21.3	21.2
5.	J- Information and communication	2.4	2.3	2.2	2.8	2.5
6.	K- Financial and insurance activities	3.2	3.3	3.3	3.3	3.3
7.	L- Real estate activities	8.7	7.8	7.7	7.1	7.8
8.	MN- Professional, administrative and support service activities	5.2	5.5	5.0	5.5	5.3
9.	OPQ- Public administration, education, human health and social work activities	13.3	11.9	10.9	10.7	11.6
10.	RST- Other service activities	2.2	2.0	1.7	1.9	1.9
11.	Sectoral total	88.6	88.5	88.7	86.8	88.1
12.	Taxes-Subsidies	11.4	11.5	11.3	13.2	11.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4	2016
2016	4.5	5.3	-1.3	3.5	2.9

Source: TURKSTAT

For the month of April 2017, CPI increased by 1.31% and domestic PPI increased by 0.76% as compared to the previous month.

In April 2017, the Republic’s annual CPI and domestic PPI increased by 11.87% and 16.37%, respectively, as compared to the same month of the previous year.

On April 5, 2017, the Government offered an interest rate of 10.93% for its 10-year Government Bond, compared to 10.17% on March 16, 2016.

The calendar adjusted industrial production index increased by 1.0% in February 2017 compared to February 2016 (year on year).

The unemployment rate was 13.0% in January 2017. The number of unemployed persons aged 15 years old and over realized as 3,985,000 in January 2017.

The following table indicates unemployment figures for 2016:

2016	Unemployment rate (in %)	Number of unemployed
January	11.1	3,290,000
February	10.9	3,224,000
March	10.1	3,023,000
April	9.3	2,824,000

2016	Unemployment rate (in %)	Number of unemployed
May	9.4	2,895,000
June	10.2	3,127,000
July	10.7	3,324,000

2016	Unemployment rate (in %)	Number of unemployed
August	11.3	3,493,000
September	11.3	3,523,000
October	11.8	3,647,000
November	12.1	3,715,000
December	12.7	3,872.000

Source: TURKSTAT

On October 4, 2016, the Medium Term Program covering the 2017-2019 period (the “2017-2019 Medium Term Program”) was announced. The main objectives of the 2017-2019 Medium Term Program are increasing stable and inclusive growth, reducing inflation, preserving the decreasing trend in the current account deficit, increasing competitiveness, employment and productivity, improving fiscal discipline, and strengthening public finances. The 2017-2019 Medium Term Program set a central government budget deficit target of 1.9% of GDP by the end of 2017, 1.6% of GDP by the end of 2018, and 1.3% of GDP by the end of 2019. In the 2017 — 2019 Medium Term Program, the Government announced that the real GDP growth target is 4.4% for 2017, and 5.0% for 2018 and 2019. The primary balance to GDP ratio target is a 0.6% deficit for 2017, 0% for 2018, and a 0.9% surplus for 2019. The general government deficit to GDP ratio target is 1.7% for 2017, 1.6% for 2018 and 1.0% for 2019. The EU defined general government debt to GDP ratio target is 31.9% for 2017, 31% for 2018 and 29.9% for 2019. The current account deficit to GDP ratio target is 4.2% for 2017, 3.9% for 2018, and 3.5% for 2019. The domestic savings to GDP ratio target is 14.6% for 2017, 15.5% for 2018 and 16.0% for 2019. The CPI inflation target is 6.5% for 2017, 5.0% for 2018 and 5.0% for 2019. The unemployment target is 10.2% for 2017, 10.1% for 2018 and 9.8% for 2019.

TOURISM

In March 2017, the number of foreign visitors visiting the Republic decreased by approximately 3.96% to 1,587,007 as compared to the same month of 2016. Between January and December 2016, the number of foreign visitors visiting the Republic decreased by approximately 30.05% to 25,352,213 as compared to the same period in 2015. According to the Turkish Statistical Institute, in the first quarter of 2017, tourism revenues decreased by 17.1% compared to the same period of 2016.

EMPLOYMENT AND WAGES

As of January 2017, total civilian employment was approximately 26.67 million of whom approximately 18.3% were employed in agriculture, 19.8% in industry, 6.5% in construction and 55.4% in services sectors. In January 2017, the labor force participation rate was at 51.5%, compared to 50.7% in January 2016. There were approximately 3,562,000 public sector workers at the end of the fourth quarter of 2016.

As of March 2017, the total asset value of the Unemployment Insurance Fund amounted to TL 106.7 billion. The monthly return of the fund for March 2017 was 0.68%. As of March 2017, approximately 90.6% of the Unemployment Insurance Fund was invested in bonds and 9.4% of the assets were held in deposits.

As of April 25, 2017, the number of pension funds offered to the public equaled 258. The total net asset value of these funds increased to approximately TL 65.7 billion as of April 25, 2017 from TL 53.2 billion on April 25, 2016.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In March 2017, the trade balance (according to provisional data) posted a deficit of U.S.$4.492 billion as compared to a deficit of U.S.$5.007 billion in the same period in 2016. In March 2017, total goods imported (c.i.f.), including gold imports, increased by 6.9% to approximately U.S.$18.988 billion, as compared to approximately U.S.$17.766 billion during the same period in 2016. In March 2017, the import of capital goods, which are used in the production of physical capital, decreased by approximately 28.4% over the same period in 2016; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 22.0% over the same period in 2016; and the import of consumption goods decreased by approximately 15.0% over the same period in 2016. In March 2017, total goods exported (f.o.b.), increased by 13.6% to approximately U.S.$14.496 billion, as compared to approximately U.S.$12.759 billion during the same period of 2016.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$209 million in February 2017.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. dollars*	February 2017
CURRENT ACCOUNT	-2,527
Trade Balance	-2,491
Goods Exports	12,737
Goods Imports	15,228
Services	519
Primary Income	-709
Secondary Income	154
CAPITAL ACCOUNT	0
FINANCIAL ACCOUNT	-3,187
Direct Investment (net)	-270
Portfolio Investment (net)	907
Assets	-498
Liabilities	409
Other Investment (net)	-2010
Assets	-1500
Liabilities	510
RESERVE ASSETS	576
NET ERRORS AND OMISSIONS	-84

*	Provisional

Source: Central Bank

In January 2017, the volume of crude oil imports increased by 24.26% compared to January 2016. In January 2017, natural gas imports increased by 9.67% to 5,914.34 million cubic meters compared to 5,392.94 million cubic meters in January 2016. In January 2017, liquefied petroleum gas imports decreased by 0.28% to 256,513 tons compared to 257,223 tons in January 2016.

As of February 2017, total gross international reserves were approximately U.S.$131,063 million (compared to U.S.$131,956 million as of February 2016). As of February 2017, gold reserves were approximately U.S.$16,648 million (compared to U.S.$19,029 million as of February 2016) and the Central Bank gross foreign exchange reserves were approximately U.S.$90,928 million (compared to approximately U.S.$93,730 million as of February 2016).

As of March 31, 2017, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$58,729 million (compared to approximately U.S.$75,105 million as of March 31, 2016). As of March 31, 2017, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$11,950 million (compared to approximately U.S.$10,402 million as of March 31, 2016).

As of April 24, 2017, the Central Bank held approximately TL 10.9 billion in public sector deposits.

MONETARY POLICY

The Central Bank set the annual inflation target rate for 2017 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2017:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2017

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On April 28, 2017, the Central Bank foreign exchange buying rate for U.S. dollars was TL 3.5504 per U.S. dollar. On January 17, 2017, the Central Bank announced its decision to open foreign exchange deposits against the Turkish Lira deposits market, with the aim of enhancing the flexibility and instrument diversity of Turkish Lira and FX liquidity management within the current monetary and exchange rate policy framework. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2016**
Turkish Lira per U.S. Dollar	3.52
Turkish Lira per Euro	3.71
Turkish Lira per 100 Japanese Yen	3.00
Turkish Lira per Currency Basket (*)	3.61

(*)	The basket consists of U.S.$0.5 and EUR 0.5.
(**)	As of December 30, 2016.

Source: Central Bank

A team from the International Monetary Fund (the “IMF”) visited the Republic between October 19, 2016 and October 31, 2016 for the annual evaluation of the economy as part of the regular consultations under Article IV of the IMF’s Articles of Agreement. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On February 3, 2017, the IMF published a concluding statement with its preliminary findings, in which its Executive Directors highlighted that they welcomed the Turkish economy’s resilience in the face of severe and increasing challenges, and the authorities’ efforts to avoid an excessive slowdown in the near-term. At the same time, the Directors cautioned that the economy faces considerable downside risks with high inflation, external imbalances, and substantial reliance on external financing continuing to generate vulnerabilities while dealing with complex geopolitical and security challenges. They underscored the overarching priority of rebalancing the economy through policies aimed at increasing domestic savings and raising potential growth, while ensuring strong and credible public institutions and policy frameworks that are clearly communicated.

In 2015, Turkey requested for a Financial Sector Assessment Program (“FSAP”) update to be performed in the following year. The FSAP Mission, composed of IMF and World Bank staff, visited Turkey in April and June 2016 to consult with the relevant authorities, public and private institutions and non-governmental organizations on a broad range of issues, including banking, insurance and financial market infrastructures, systemic risks, Islamic finance, capital markets and financial inclusion. According to the FSAP report, which was published on February 3, 2017, the fundamental stability challenges confronting the Turkish financial system are to reduce dependence on external and foreign currency financing and to increase the maturity and diversity of funding instruments on which banks and firms depend. The report stated that the long-standing shortfall of national savings to finance domestic investment, persistent elevated inflation, and bouts of exchange rate volatility have boosted reliance on foreign currency financing from international capital markets and have also incentivized households and firms to place their own savings in short-term deposits, as well as in foreign currency.

On January 19, 2016, the Monetary Policy Committee held a meeting at which it kept short-term interest rates constant compared to the prior meeting on December 22, 2015. At the meeting, the Committee noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained. The Committee also assessed the heightened global volatility since the beginning of the year and the January Inflation Report forecasts.

On February 23, 2016, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on January 19, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macro-prudential measures. The Committee noted the favorable developments in the terms of trade and the moderate course of consumer loans contributing to the improvement in the current account balance. The Committee also noted that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee determined that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee stated that energy price developments affect inflation favorably, while other cost factors limit the improvement in the core indicators. Considering the wage developments and the impact of the uncertainty in global markets on inflation expectations and pricing behavior and taking into account the volatility in energy and unprocessed food prices, the Committee stated that the tight liquidity stance will be maintained as long as deemed necessary. The Committee again noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On March 24, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.75% to 10.5%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on February 23, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee assessed that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee noted that recently, global volatility has eased to some extent. The Committee further noted that with the effective use of the policy instruments laid out in the road map published in August 2015, the need for a wide interest rate corridor has been reduced. In this respect, the Committee decided to take a measured step towards simplification. However, the Committee stated that improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook. The Committee further acknowledged that taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On April 20, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.5% to 10.0%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on March 24, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee also noted that recent data and the leading indicators show that economic activity displays a moderate and stable course of growth. The Committee assessed that the implementation of structural reforms would contribute to potential growth significantly and the recent decline in global volatility has continued and global financial conditions have improved. The Committee further assessed that along with these developments, the effective use of the policy instruments laid out in the road map published in August 2015 has reduced the need for a wide interest rate corridor. In this respect, the Committee decided to take a measured step towards simplification. The Committee stated that recently, inflation displayed a marked decline, which was mainly due to unprocessed food prices, and this decline is expected to continue in the short run. However, improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook and, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On May 24, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.0% to 9.5%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on April 20, 2016. The Committee also decided to reduce the late liquidity window lending rate from 11.5% to 11.0%. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports, while domestic demand continues to have a positive impact on growth. The Committee also noted that economic activity displays a moderate and stable course of growth. The Committee assessed that the implementation of structural reforms would contribute to potential growth significantly. The Committee further assessed that the tight monetary policy stance, the cautious macroprudential policies and the effective use of the policy instruments laid out in the road map published in August 2015 increase the resilience of the economy against shocks. In this respect, the Committee decided to take a measured step towards simplification. The Committee stated that recently inflation has displayed a marked decline, which was mainly due to unprocessed food prices. However, it is noted that the improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On June 21, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 9.5% to 9.0% . The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on May 24, 2016. The Committee also decided to reduce the late liquidity window lending rate from 11.0% to 10.5% The Committee stated that annual loan growth continues at reasonable levels in response to the tight monetary policy stance and macroprudential measures. The Committee assessed that economic activity in Turkey remains on a moderate and steady growth track and consumer spending spurred domestic demand while investments remained weak. The Committee further assessed that global financial markets remain volatile amid ongoing concerns over global growth, developments regarding the UK’s exit from the EU and continued uncertainty about global monetary policies. The Committee stated that the sharp decline in food inflation since the beginning of the year helped to bring consumer inflation down markedly, although for underlying services, the inflation trend remains elevated. The Committee acknowledged that, in the upcoming period, the monetary policy stance will be conditional on the inflation outlook and taking into account inflation expectations, the pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On July 17, 2016, following the failed coup attempt, the Central Bank of the Republic of Turkey announced that it had taken several measures for the efficient functioning of markets. Those measures include providing banks with needed liquidity without limits, setting the commission rate for the Intraday Liquidity Facility at zero, allowing banks to pledge foreign exchange deposits as collateral without limits, possibly increasing banks’ current foreign exchange deposit limits and improving utilization conditions (collateral and cost) if deemed necessary, leaving all markets and systems (the Electronic Fund Transfer and the Electronic Security Transfer and Settlement systems) open until final settlement of transactions, closely monitoring market depth and prices, and taking any other necessary measures to ensure financial stability.

On July 19, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 9.0% to 8.75% The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on June 21, 2016. The Committee also decided to reduce the late liquidity window lending rate from 10.5% to 10.25% The Committee stated that the recent hikes in unprocessed food prices and the tobacco price adjustments would cause an upsurge in inflation in the short-term. The Committee also noted that food prices may see a downward correction in the upcoming periods, and that owing to the measures taken by the Food and Agricultural Product Markets Monitoring Committee accompanied by the seasonal decline in food demand caused by the tourism sector, the year-end food price inflation is expected to prove lower compared to the previous reporting period. The Committee recognized that financial conditions continue to be tight despite the recent rise in the global risk appetite, which slightly eased conditions. The Committee also recognized that global financial markets and capital flows remain highly volatile. The Committee also noted recent terrorist attacks and domestic developments pose a downside risk to economic activity, especially through the tourism sector. The Committee assessed that the current account deficit may widen slightly in the short-term, even though external balances continue to recover. The Committee further assessed that recent exchange rate developments pose an upside risk to inflation through the cost channel. The Committee stated that it would closely monitor the developments in both global and domestic markets and take necessary stabilizing measures by utilizing its large variety of tools. The Committee acknowledged that simplification of the monetary policy is planned to be finalized within a reasonable schedule and the pace and timing of simplification would depend on the developments regarding inflation and financial stability.

On August 23, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 8.75% to 8.50% The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on July 19, 2016. The Committee also decided to reduce the late liquidity window lending, rate from 10.25% to 10.0%. The Committee stated that annual inflation in food items excluding fresh fruits and vegetables, registered a decline. The Committee also noted that unprocessed food prices, which saw notable increases in the last couple of months, may display a downward correction in the short-term. The Committee recognized that financial conditions remain tight while the moderate course of annual loan growth rates continues. The Committee also noted economic activity maintains a moderate and stable course of growth, and consumption spending has slowed down slightly, while investment remains relatively sluggish. The Committee also noted that domestic developments in July 2016, geopolitical factors, waning global growth and a sluggish tourism sector pose a downside risk to economic activity. The Committee assessed that the volatility in global financial markets has recently eased, and portfolio inflows to emerging markets gained momentum amid the increased risk appetite. The Committee stated that the ultimate aim of monetary policy simplification is to achieve a narrow and symmetrical corridor and provide funding via a single rate. The Committee acknowledged that, in the upcoming period, the monetary policy stance will be conditional on the inflation outlook and, taking into account inflation expectations, the pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On September 22, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 8.50% to 8.25%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on August 23, 2016. The Committee also decided to reduce the late liquidity window lending rate from 10.0% to 9.75%. The Committee stated that recently released data and indicators regarding the third-quarter display a deceleration in economic activity. The Committee assessed that current financial conditions are tight and, while developments in tourism revenues will have a short-term negative impact, the lagged effects of the developments in the terms of trade and the moderate course of consumer loans will continue to contribute to the improvement in the current account balance. The Committee also noted that the demand from the European Union economies continues to support exports. With the supportive measures and incentives provided recently, domestic demand is expected to recover, starting in the final quarter of 2016. The Committee assessed that the implementation of the structural reforms would contribute to the potential growth significantly. The Committee also stated that the slowdown in aggregate demand contributes to the gradual fall in core inflation and, with the aid of falling food prices, headline inflation is expected to display a decline in the short-term. The Committee noted, however, that the recent tax adjustment in fuel prices and other cost factors limits the improvement in inflation and thus necessitate the maintenance of a cautious monetary policy stance. In light of these assessments, and considering its contribution to the effectiveness of monetary policy, the Committee decided to take a measured and cautious step towards simplification. The Committee also noted that future monetary policy decisions will be conditional on the inflation outlook and, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the cautious monetary policy stance will be maintained.

On October 20, 2016, the Monetary Policy Committee held another meeting at which it decided to keep the marginal funding rate at 8.25%, borrowing rate at 7.25% and one-week repo rate at 7.5% compared to the prior meeting held on September 22, 2016. The Committee assessed that recently released data and indicators regarding the third-quarter of 2016 displayed a deceleration in economic activity. The Committee stated that reduced tightness in monetary conditions and macroprudential measures supported the overall financial conditions. In addition, the Committee stated that the lagged effects of the terms of trade developments and the moderate course of consumer loans limited the widening in the current account balance, which was mainly driven by the decline in tourism revenues. The Committee noted that demand from the European Union economies continued to contribute positively to exports. The Committee stated that, with the supportive measures and incentives provided recently, domestic demand was expected to recover starting from the final-quarter of 2016. The Committee assessed that the implementation of the structural reforms would contribute to the potential growth significantly. The Committee stated that the slowdown in aggregate demand contributes to the gradual fall in core inflation, yet, the recent developments in exchange rates and other cost factors restrained the improvement in inflation outlook and thus necessitated the maintenance of a cautious monetary policy stance. In light of these assessments, the Committee decided to keep the interest rates at current levels. The Committee stated that the direction and the timing of the next step in the monetary policy simplification process will be data-dependent. The Committee stated that future monetary policy decisions will be conditional on the inflation outlook. The Committee also noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the cautious monetary policy stance will be maintained.

On November 24, 2016, the Monetary Policy Committee held another meeting at which it decided to increase the marginal funding rate from 8.25% to 8.5% and one-week repo rate from 7.5% to 8.0% as well as to keep the borrowing rate at 7.25% compared to the prior meeting held on October 20, 2016. The Committee stated that recently released data indicated a deceleration in economic activity for the third-quarter of 2016; meanwhile, demand from the European Union economies continued to contribute positively to exports. The Committee assessed that with the supportive measures and incentives provided recently, economic activity is expected to recover starting from the final-quarter of 2016 and the implementation of the structural reforms would contribute to the potential growth significantly. The Committee noted that the slowdown in aggregate demand contributed to the fall in inflation, yet, exchange rate movements due to recently heightened global uncertainty and volatility posed upside risks on the inflation outlook. The Committee decided to implement monetary tightening to contain the adverse impact of these developments on expectations and pricing behavior. The Committee also noted that future monetary policy decisions will be conditional on the inflation outlook. In addition, the Committee stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and that a cautious monetary policy stance will be maintained.

On December 20, 2016, the Monetary Policy Committee held another meeting at which it decided to keep the marginal funding rate at 8.50%, borrowing rate at 7.25% and one-week repo rate at 8.0% compared to the prior meeting held on November 24, 2016. The Committee assessed that recently released data indicated that economic activity has decelerated in the third-quarter of 2016, before posting a partial recovery for the final quarter of 2016. The Committee also stated that demand from the European Union economies continued to contribute positively to exports. The Committee noted that the recovery in the economic activity is expected to continue at a moderate pace with the supportive measures and incentives provided recently. The Committee also assessed that the implementation of the structural reforms would contribute to the potential growth significantly. The Committee stated that exchange rate movements due to recently heightened global uncertainty and the increase in oil prices pose upside risks on the inflation outlook, although aggregate demand developments restrained these effects. The Committee also noted that developments will be closely monitored in order to make a sound assessment regarding the net impact of these factors. In addition, the Committee stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and that a cautious monetary policy stance will be maintained.

On January 10, 2017, the Central Bank announced that the banks’ borrowing limits at the Interbank Money Market established within the Central Bank had been lowered to TL 22 billion to be effective as of January 11, 2017. Additionally, the Central Bank announced that foreign exchange reserve requirement ratios had been reduced by 50 basis points for all maturity brackets. The Central Bank noted that, with this revision, an additional liquidity of approximately USD 1.5 billion was provided to the financial system.

On January 13, 2017, the Central Bank announced that the banks’ borrowing limits at the Interbank Money Market established within the Central Bank had been reduced to TL 11 billion to be effective as of January 16, 2017. The Central Bank also announced that, on the days deemed necessary, the amount of funding provided by the Central Bank through Borsa Istanbul repo markets may be limited. The Central Bank also stated that the banks would be able to meet their remaining liquidity needs without limits at the late liquidity window funding rate at the end of the day.

On January 24, 2017, the Monetary Policy Committee held a meeting at which it decided to increase the marginal funding rate from 8.50% to 9.25% and kept the borrowing rate at 7.25% and the one-week repo rate at 8.0% compared to the prior meeting held on December 20, 2016. The Committee noted that recently released data indicate a partial recovery in economic activity. The Committee stated that demand from the European Union economies continues to contribute positively to exports, while domestic demand displays a weaker course. The Committee also noted that with the supportive measures and incentives provided recently, the recovery in economic activity is expected to continue at a moderate pace. The Committee further assessed that the implementation of the structural reforms would contribute to potential growth significantly. The Committee also noted that aggregate demand developments support deflation, but that excessive fluctuations in exchange rates since the previous meeting have increased the upside risks regarding the inflation outlook. In addition, the Committee stated that the significant rise in inflation is expected to continue in the short-term due to lagged pass-through effects and the volatility in food prices. Accordingly, the Committee decided to strengthen monetary tightening in order to contain the deterioration in inflation outlook.

In January 2017, the Central Bank released the first-quarter inflation report. The Central Bank has revised its inflation forecast for 2017 from 6.5% to 8% and increased its inflation forecast for 2018 from 5% to 6%. In the inflation report, the Central Bank highlighted that there are both downside and upside risks to inflation forecasts, although the upside risks to the end-2017 inflation forecast seemed more evident. The Central Bank stated that, recently, the marked rise in foreign exchange market volatility posed an upside risk to inflation from expectations and pricing behavior channels as well as from the cost-channel. On the other hand, the Central Bank stressed that the projected deflationary effect of demand conditions may be higher, if economic activity recovers slower than expected in the period ahead. The Central Bank also considers that risks to food inflation, another factor shaping forecasts, are considered to be balanced. In addition the Central Bank stated that, despite the possibility of food inflation proving to be higher than expected due to adverse weather conditions and the reverberations of the exchange rate, measures taken by the Food Committee are believed to counterbalance these risks.

As of March 14, 2017, the one-week repo auction rate of the Central Bank was 8.0%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank marginal funding rate was 9.25%

On March 16, 2017, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.0%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. The Central Bank raised the late liquidity window overnight lending rate to 11.75% from 11.0%. The Committee noted that cost push pressures and the volatility in food prices in recent months have led to a sharp increase in inflation. The Central Bank further noted that the significant rise in inflation is expected to continue in the short term due to lagged pass-through and the base effect in food prices. Accordingly, the Central Bank decided to strengthen the monetary tightening in order to contain the deterioration in the inflation outlook.

On April 26, 2017, the Monetary Policy Committee held another meeting at which it kept the one-week repo auction rate at 8.0%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. The Central Bank raised the late liquidity window overnight lending rate to 12.25% from 11.75%. The Committee noted that recently released data indicates a gradual recovery in the economic activity, domestic demand conditions display a moderate improvement and demand from the European Union economies continues to contribute positively to exports. The Committee also assessed that cost push pressures and the volatility in food prices in recent months have led to a sharp increase in inflation. Additionally, the Committee noted that although the recent improvement in the risk appetite contains some of the upside pressures from cost factors, current elevated levels of inflation pose risks on the pricing behavior. Accordingly, the Committee decided to strengthen the monetary tightening in order to contain the deterioration in the inflation outlook.

In April 2017, the Central Bank released the second-quarter inflation report. The Central Bank has revised its inflation forecast for 2017 from 8.0% to 8.5% and increased its inflation forecast for 2018 from 6.0% to 6.4%. The Central Bank stated that, although the recent rise in the risk appetite restricted cost pressures to some extent, the high level of inflation pose a risk to the pricing behavior. The Central Bank stressed that monetary policy is formulated in consideration of the medium-term inflation outlook, thus, the developments in the underlying trend of inflation rather than the anticipated fluctuations in inflation driven by the base effects during the course of the year are in focus. The Central Bank also stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and further monetary tightening will be delivered, if needed.

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio of 15.91% and a relatively low non-performing loan ratio of 3.25% as of February 2017. This ratio takes into account a moderate increase in non-performing retail loans.

As of February 2017, the loan to deposit ratio and net income margin of the banking sector were 124.82% and 0.30%, respectively.

On February 26, 2016, Turkey’s second state-owned participation bank, VakIf Participation Bank, officially began operating with an initial capital of TL 805 million.

As of April 25, 2017, the RRRs for Turkish Lira deposits/participation accounts were between 4.0% and 7.5% depending on maturity. Furthermore, as of that date RRRs were 10.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency (the “BRSA”) ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank. The BRSA announced it was taking such action due to Bank Asya’s violation of a provision of the Banking Law that requires banks to have a transparent and open shareholding and organizational structure that does not obstruct the efficient auditing of the bank by the BRSA. On May 29, 2015, the management of Bank Asya was transferred to the Savings Deposit Insurance Fund. On May 23, 2016, the Savings Deposit Insurance Fund decided to sell Bank Asya via an auction. The auction took place on July 15, 2016, but the only qualified bidder did not make an offer and the sale was unsuccessful. Subsequent to the inconclusive resolution process, on July 21, 2016, the Board of Savings Deposit Insurance Fund requested the BRSA to cancel the banking license of Bank Asya. On July 22, 2016, the banking license of Bank Asya was cancelled by the BRSA. After this decision, the liquidation of Bank Asya began. As part of Bank Asya’s ongoing liquidation process, on December 2, 2016, the Savings Deposit Insurance Fund (the “SDIF”) announced that it has started to repay the deposits of Bank Asya’s customers that are covered under the deposit insurance.

On January 12, 2017, the BRSA agreed to permit the International Islamic Rating Agency to be an eligible rating institution for purpose of calculating the risk-weighted assets for capital adequacy purposes.

PUBLIC FINANCE AND BUDGET

During the period from January — March in 2017, the central government consolidated budget expenditures were approximately TL 159.7 billion and the central government consolidated budget revenues were approximately TL 144.7 billion, compared to central government consolidated budget expenditures of approximately TL 131.7 billion and consolidated budget revenues of approximately TL 131.7 billion during the same period in 2016. During the period from January — March in 2017, the central government consolidated budget deficit was approximately TL 14.9 billion, compared to a central government consolidated budget surplus of approximately TL 46.3 million during the same period in 2016.

During the period from January — March in 2017, the central government consolidated budget primary surplus reached approximately TL 3.9 billion, compared to the central government consolidated budget primary surplus of approximately TL 16.5 billion during the same period in 2016.

In March 2017, the central government consolidated budget expenditures were approximately TL 58.6 billion and the central government consolidated budget revenues were approximately TL 39.1 billion, compared to central government consolidated budget expenditures of approximately TL 46.8 billion and central government consolidated budget revenues of approximately TL 40.3 billion during the same period in 2016.

In March 2017, the central government consolidated budget deficit was approximately TL 19.5 billion, compared to a central government consolidated budget deficit of approximately TL 6.6 billion during the same period in 2016.

In March 2017, the central government consolidated budget primary deficit reached approximately TL 12.4 billion, compared to a central government consolidated budget primary surplus of approximately TL 160.0 million during the same period in 2016.

The following table sets forth the details of the central government budget for the period from January—March 2017 and for March 2017.

Central Government Budget (Thousand TL)	January — March 2017 (cumulative)	March 2017
Budget Expenditures	159,656,847	58,570,998
1-Excluding Interest	140,832,426	51,420,986
Compensation of Employees	41,903,757	12,873,219
Social Security Contributions	6,991,674	2,082,553
Purchase of Goods and Services	11,052,584	4,684,808
Current Transfers	71,426,412	27,045,638
Capital Expenditures	4,991,404	3,212,336
Capital Transfers	1,117,468	468,042
Lending	3,349,127	1,054,390
2-Interest	18,824,421	7,150,012
Budget Revenues	144,734,727	39,059,297
1-General Budget Revenues	138,063,229	36,827,613
Taxes	121,616,313	33,201,256
Property Income	2,435,107	685,969
Grants and Aids and Special Revenues	1,062,773	257,208
Interest, Shares and Fines	8,049,414	2,398,125
Capital Revenues	4,753,736	238,903
Collections from Loans	145,886	46,152
2-Special Budget Institutions	4,468,533	1,633,940
3-Regularity & Supervisory Institutions	2,202,965	597,744
Budget Balance	-14,922,120	-19,511,701
Balance Excluding Interest	3,902,301	-12,361,689

Source: Ministry of Finance

Following Parliamentary negotiations that took place in October and November of 2016, the final 2017 Budget Law was approved on December 16, 2016 and published in the Official Gazette on December 24, 2016.

PRIVATIZATION

The Republic’s plans for privatization include, among others, the remaining shares of electricity generators/distributors, bridges, ports and toll roads.

In 2015, the privatization implementations of Turkey amounted to an aggregate U.S.$2 billion in value. In 2016, the privatization implementations of Turkey amounted to an aggregate U.S.$1.3 billion in value. In 2017, the privatization implementations of Turkey amounted to U.S.$223.9 million as of April 25, 2017.

The following table sets out a summary of the most significant privatization implementations completed in 2017:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
TP Petrol DağItIm AŞ	4/4/2017	134,707,904

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration (PA) since 1985 amounted U.S.$68.4 billion as of April 25, 2017.

DEBT

On October 31, 2016, the Treasury published the 2017 financing program based on the 2017-2019 Medium-Term Program projections. According to the financing program, the total amount of debt service in 2017 is projected to be TL 133.1 billion, comprising payments of TL 80.5 billion in principal and TL 52.7 billion in interest. Total domestic debt service is expected to be TL 98.1 billion while total external debt service is expected to be TL 35.0 billion. On the external financing front, the Treasury announced that up to U.S.$6 billion equivalent external financing is planned in 2017 through bond and lease certificate issuances in international markets and the total amount of external financing is planned to reach at most U.S.$6.7 billion, with the inclusion of project and program loans from the World Bank, European Investment Bank and other international financial institutions.

The Central Government’s total domestic debt stock was approximately TL 483.3 billion as of the end of March 2017, compared to approximately TL 448.2 billion as of the end of March 2016. In March 2017, the average maturity of the Republic’s domestic cash borrowing was 77.6 months, as compared to 83.1 months in March 2016. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.84% in March 2017, compared to 10.56% in March 2016.

The total gross outstanding external debt of the Republic was approximately U.S.$404,182 million (at then-current exchange rates) at the end of the fourth quarter of 2016. The table below summarizes the gross external debt profile of the Republic (at period end).

	2016
Gross External Debt Profile	Q1	Q2	Q3	Q4
		(Million USD)
GROSS EXTERNAL DEBT	409,987	418,966	413,806	404,182
SHORT-TERM	105,986	106,813	102,511	97,967
Public Sector	17,559	16,486	17,086	16,279
Central Bank	173	157	131	110
Private Sector	88,254	90,170	85,294	81,578
LONG-TERM	304,001	312,153	311,295	306,215

	2016
Gross External Debt Profile	Q1	Q2	Q3	Q4
	(Million USD)
Public Sector	100,930	104,179	103,846	102,932
Central Bank	1,131	1,010	833	711
Private Sector	201,939	206,964	206,616	202,572

Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2011	2012	2013	2014	2015	2016
Nominal GDP (billion TL)	1,394	1,570	1,810	2,044	2,338	2,591
Real GDP Growth (per cent.)	11.1	4.8	8.5	5.2	6.1	2.9
Unemployment (per cent.)	9.1	8.4	9.0	9.9	10.3	10.9
Consumer Price Index (per cent.)	10.45	6.16	7.40	8.17	8.81	8.53
Domestic Producer Price Index (per cent.)	13.3	2.45	6.97	6.36	5.71	9.94
Current Account Deficit (million USD)	74,402	47,962	63,621	43,597	32,118	32,605
Public Sector Budget Primary Balance /GDP (per cent.)	1.8	0.8	1	0.6	0.7	-1.2	*
Central Government External Debt Stock (million USD)	79,184	81,710	85,663	85,163	81,738	82,529
Public Sector Borrowing Requirement/GDP (per cent.)	0.1	1	0.5	0.6	0.0	1.7	*

Sources: TURKSTAT, Central Bank, Treasury

*	2017-2019 Medium Term Program target

From March 3, 2017 to April 28, 2017, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 5.5%.